UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HICKOK INCORPORATED

(Name of Issuer)

Class A Common Shares, no par value

(Title of Class of Securities)

428830103

(CUSIP Number)

Ulmer & Berne LLP

1660 West 2nd Street

Suite 1100

Cleveland, Ohio 44113

Attn: Molly Z. Brown, Esq.

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 428830103	Page 2 of 12

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Roundball LLC………………………………………………………………

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) …………………………………………………………………………………………….

(b) …………………………………………………………………………………………….

3. SEC Use Only ………………………………………………………………………………………

4. Source of Funds (See Instructions) OO…………………………………………

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ……………..

6. Citizenship or Place of Organization Ohio………………………………………..

Number of shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 693,285 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power…693,285 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 693,285 (1)……….

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………..

13. Percent of Class Represented by Amount in Row (11) 45.1% (1)(2)……………………...

14.	Type of Reporting Person (See Instructions)

PN…………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

(1)	The amount of Class A Common Shares, no par value (“Common Stock” or “Shares”) attributable to Roundball, LLC (“Roundball”), includes: a warrant providing Roundball the right to acquire up to 100,000 Shares at an exercise price of $2.50; 20,000 shares of Class B Common Stock shares (“Class B Common Shares”) and the right of Roundball to convert outstanding debt at a conversion price of $1.85 per share under the Convertible Loan Agreement by and among the Issuer, Roundball, and certain other investors, as amended, into approximately 252,367 Class B Common Shares. All Class B Common Shares are convertible one-for-one into Common Stock.
(2)	Calculated based upon the 1,163,349 Shares outstanding as of August 8, 2014, as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2014, as filed with the Securities and Exchange Commission on August 14, 2014.

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CUSIP No. 428830103	Page 3 of 12

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

The Three Bears Trust ………………………………………………………………

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) …………………………………………………………………………………………….

(b) …………………………………………………………………………………………….

3. SEC Use Only ………………………………………………………………………………………

4. Source of Funds (See Instructions) OO…………………………………………

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ……………..

6. Citizenship or Place of Organization Ohio………………………………………..

Number of shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 693,285 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power…693,285 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 693,285 (1)……….

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………..

13. Percent of Class Represented by Amount in Row (11) 45.1% (1)(2)……………………...

14. Type of Reporting Person (See Instructions)

OO…………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

(1)	The amount of Shares attributable to Roundball, includes: a warrant providing Roundball the right to acquire up to 100,000 Shares at an exercise price of $2.50; 20,000 shares of Class B Common Stock Shares and the right of Roundball to convert outstanding debt at a conversion price of $1.85 per share under the Convertible Loan Agreement by and among the Issuer, Roundball, and certain other investors, as amended, into approximately 252,367 Class B Common Shares. All Class B Common Shares are convertible one-for-one into Common Stock.
(2)	Calculated based upon the 1,163,349 Shares outstanding as of August 8, 2014, as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2014, as filed with the Securities and Exchange Commission on August 14, 2014.

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CUSIP No. 428830103	Page 4 of 12

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Matthew V. Crawford ………………………………………………………………

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	…………………………………………………………………………………………….

(b)	…………………………………………………………………………………………….

3. SEC Use Only ………………………………………………………………………………………

4. Source of Funds (See Instructions) OO…………………………………………

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ……………..

6. Citizenship or Place of Organization Ohio………………………………………..

Number of shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 693,285 (1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power…693,285 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 693,285 (1)……….

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………..

13. Percent of Class Represented by Amount in Row (11) 45.1% (1)(2)……………………...

14. Type of Reporting Person (See Instructions)

IN…………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

(1)	The amount of Shares attributable to Roundball, includes: a warrant providing Roundball the right to acquire up to 100,000 Shares at an exercise price of $2.50; 20,000 shares of Class B Common Stock Shares and the right of Roundball to convert outstanding debt at a conversion price of $1.85 per share under the Convertible Loan Agreement by and among the Issuer, Roundball, and certain other investors, as amended, into approximately 252,367 Class B Common Shares. All Class B Common Shares are convertible one-for-one into Common Stock.
(2)	Calculated based upon the 1,163,349 Shares outstanding as of August 8, 2014, as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2014, as filed with the Securities and Exchange Commission on August 14, 2014.

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CUSIP No. 428830103	Page 5 of 12

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Steven H. Rosen………………………………………………………………

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) …………………………………………………………………………………………….

(b) …………………………………………………………………………………………….

3. SEC Use Only ………………………………………………………………………………………

4. Source of Funds (See Instructions) OO…………………………………………

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ……………..

6. Citizenship or Place of Organization Ohio………………………………………..

Number of shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,000 (1)

	8.	Shared Voting Power 693,285 (2) (3)

	9.	Sole Dispositive Power 1,000 (1)

	10.	Shared Dispositive Power…693,285 (2) (3)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 694,285 (1) (2)(3)……….

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ………..

13. Percent of Class Represented by Amount in Row (11) 45.2% (1)(2)(3)……………………...

14. Type of Reporting Person (See Instructions)

IN…………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

………………………………………………………………………………………………………..

(1)	Includes 1,000 Shares that Mr. Rosen, individually, has the right to acquire upon the exercise of options 666 of which are immediately exercisable and 334 of which are exercisable on March 8, 2015.
(2)	The amount of Shares attributable to Roundball, includes: a warrant providing Roundball the right to acquire up to 100,000 Shares at an exercise price of $2.50; 20,000 shares of Class B Common Stock Shares and the right of Roundball to convert outstanding debt at a conversion price of $1.85 per share under the Convertible Loan Agreement by and among the Issuer, Roundball, and certain other investors, as amended, into approximately 252,367 Class B Common Shares. All Class B Common Shares are convertible one-for-one into Common Stock.
(3)	Calculated based upon the 1,163,349 Shares outstanding as of August 8, 2014, as reported by the Issuer on Form 10-Q for the quarterly period ending June 30, 2014, as filed with the Securities and Exchange Commission on August 14, 2014.

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CUSIP No. 428830103	Page 6 of 12

Amendment No. 3 to Schedule 13D

Introductory Note:

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Statement”) filed by Roundball, LLC (the “Roundball”), The Three Bears Trust (the “Three Bears Trust”), Matthew V. Crawford, trustee for the Three Bears Trust, and Steven Rosen (collectively, the “Reporting Persons”) relates to the acquisition of beneficial ownership of 252,367 shares of Class A Common Stock, no par value (“Common Stock” or “Shares”) of Hickok, Inc. (the “Issuer”). This Statement amends and supplements the initial statement on Schedule 13D filed on January 9, 2012, as amended by Amendment No. 1 to Schedule 13D filed on January 9, 2013, and Amendment No. 2 to Schedule 13D filed on November 25, 2014, with respect to Shares of the Issuer.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are:

(1)	Roundball, an Ohio limited liability company;

(2)	The Three Bears Trust, a trust formed in Ohio;

(3)	Matthew V. Crawford, the trustee of the Three Bears Trust; and

(4)	Steven H. Rosen.

The principal businesses of the Reporting Persons are as follows:

•	Roundball—making investments in private and public companies.

•	Three Bears Trust—is a trust formed for the benefit of three minor children for the purposes of holding investment in both public and private companies. The beneficiaries of the trust are Mr. Crawford’s three minor children.

•	Mr. Crawford’s principal occupation is President and Chief Operating Officer of Park-Ohio Holdings Corp. (“Park-Ohio”), a manufacturing company. Mr. Crawford has been designated to serve on the Board of Directors of the Issuer, pursuant to Roundball’s contractual right under the Convertible Loan Agreement (as defined below). Mr. Crawford is a United States citizen.

•	Mr. Rosen’s principal occupation is Co-Chief Executive Officer of RCP, a private equity firm. Mr. Rosen represents a family investment in Roundball and has been designated to serve on the Board of Directors of the Issuer pursuant to Roundball’s contractual right under the Convertible Loan Agreement. Mr. Rosen is a United States citizen.

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CUSIP No. 428830103	Page 7 of 12

The principal business and office address of Roundball is 25101 Chagrin Boulevard, Suite 250, Beachwood, Ohio 44122.

The principal business address of the Three Bears Trust is: 1660 West 2nd Street, Suite 1100, Cleveland, Ohio 44113-1448.

The principal business address of Mr. Crawford at Park-Ohio and The Crawford Group is located at 6065 Parkland, Cleveland, Ohio 44124.

The principal business address of Mr. Rosen is 25101 Chagrin Boulevard, Suite 250, Beachwood, Ohio 44122.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 25, 2014, a copy of which is incorporated herein by reference from Schedule 13D Amendment No. 2, Exhibit 5, filed on November 25, 2014, with the Securities and Exchange Commission.

For information required by Instruction C to Schedule 13D with respect to persons that control the voting and investment decisions of Roundball with respect to the Shares, reference is made to Schedule A annexed hereto and incorporated herein by reference. The names, principal occupations, address, and citizenship of such control persons is identified on Schedule A (persons identified on Schedule A are hereinafter referred to as “Covered Persons”).

During the last five years, no Reporting Person or Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, no Reporting Person or Covered Person has been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

Roundball beneficially owns 693,285 Class A Common Shares, including 320,918 Shares held directly; 100,000 Shares which may be purchased upon the exercise of a warrant (the “Warrant”); 20,000 Class B Common Shares; and the right of Roundball to convert outstanding debt, under the Convertible Loan Agreement by and between Roundball, the Issuer, the Aplin Family Trust and, solely with respect to Section 3 thereof, Robert L. Bauman, as amended by Amendment No. 3 to the Convertible Loan Agreement (collectively, the “Convertible Loan Agreement”), into approximately 252,367 Class B Common Shares. Class B Common Shares are convertible on a non-for-one basis into Shares. (The Shares issuable pursuant to exercise or conversion of the Class B Common Stock, the Warrant and the shares subject to issuance and conversion pursuant to the Convertible Loan Agreement, as amended (subject to outstanding debt), are herein collectively the “Conversion/Exercisable Shares”). The 20,000 Class B Common Shares, which are included in the Conversion/Exercisable Shares, represent approximately 4.0% of the outstanding Class B Common Shares.

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CUSIP No. 428830103	Page 8 of 12

Roundball has the power to vote, to direct the vote, to dispose and to direct the disposition of 693,285 Class A Common Shares (including 372,367 Conversion/Exercisable Shares) and 20,000 Class B Common Shares. The Three Bears Trust owns 50% of Roundball, and under the terms of the operating agreement by and among the investors of Roundball, has the right to consent to major decisions by Roundball and, therefore, Mr. Crawford, as the Trustee of the Three Bears Trust, shares voting and investment control with the Manager of Roundball. The investors of Roundball also have certain rights to designate up to two managers. Under the operating agreement of Roundball, the Three Bears Trust has the right to select and designate one manager of Roundball, and Seven Investors, LLC, and LJNP Trust, jointly, initially through Steven H. Rosen, shall have the right to select and designate one manager of Roundball. Mr. Rosen has therefore been identified as having shared investment and voting control with Roundball. Currently, Frederick Widen, a Covered Person identified on Schedule A hereto, serves as the sole manager of Roundball.

Mr. Rosen also has the sole voting and investment control of 1,000 Shares, which Mr. Rosen has the right to acquire upon the exercise of 666 immediately exercisable options and 334 options exercisable on March 8, 2015. Such options were acquired individually as a result of Mr. Rosen’s service as a director of the Issuer.

The information identified in rows 1-11, and 13 of each of the cover pages for this Schedule 13D is incorporated herein by reference. Such information is based upon 1,163,349 Shares outstanding as of August 8, 2014, as reported by the Issuer on Form 10-Q for the period ended June 30, 2014, as filed with the Securities and Exchange Commission on August 14, 2014.

As previously reported, Roundball entered into a Convertible Loan Agreement on December 30, 2011, pursuant to which the issuer issued a convertible note to Roundball in the principal amount of $466,879.87. Pursuant to the Convertible Loan Agreement, Roundball has the right to cause the Issuer to borrow (and issue notes in the amount of such borrowing) up to an additional $466,879.88 (the “Roundball Option”). On December 30, 2012, Roundball entered into an Amendment No. 1 to Convertible Loan Agreement with the Issuer (the “Amendment”) pursuant to which the Issuer may cause Roundball to lend the Issuer up to $250,000 (and the Issuer will issue notes in the amount of such borrowing), but such borrowings in total with the borrowings under the Roundball Option shall not exceed $466,879.87. Pursuant to the Convertible Loan Agreement, as amended by Amendment No. 3, Roundball has the right to convert the principal amount of any notes issued into Class B Common Shares at a conversion price of $1.85 per share.

In connection with the Convertible Loan Agreement, dated December 30, 2011, Roundball and the Issuer entered into a subscription agreement, dated December 30, 2011, pursuant to which the Issuer sold 20,000 Class B Common Shares to Roundball at a price of $1.85 per share.

On December 30, 2011, Roundball converted $233,438.55 of the principal balance of the Roundball Note into 126,183 Class A Common Shares. On December 30, 2011, Roundball purchased 68,550 Class A Common Shares in a privately negotiated transaction. On August 20, 2012, Roundball converted $233,441.32 of the principal balance of the Roundball Note into approximately 126,185 Class A Common Shares. The Warrant was obtained in partial consideration for Roundball’s willingness to extend credit in connection with Amendment No. 2. The Warrant expires on December 30, 2015. The Warrant provides Roundball the right to acquire 100,000 Shares at an exercise price of $2.50 per Share.

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CUSIP No. 428830103	Page 9 of 12

Except as otherwise identified in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Roundball.

The foregoing descriptions of the Convertible Loan Agreement, dated December 30, 2011, Amendment No. 1 to the Convertible Loan Agreement, dated December 30, 2012, and Amendment No. 3 to the Convertible Loan Agreement are each qualified in its entirety by reference to the copy thereof which is attached hereto as Exhibits 1, 2 and 3, respectively, and incorporated by reference from the Issuer’s filings as stated in Item 7.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by including the following disclosure:

Pursuant to terms of the Convertible Loan Agreement, Roundball has certain rights to nominate two director nominees for election and it has nominated Matthew V. Crawford and Steven H. Rosen, who have been elected by the shareholders. Edward Crawford, Mr. Matthew Crawford’s father, also serves as a director of the Issuer. Messrs. Rosen and Edward Crawford have served on the Issuer’s Board of Directors since 2012, and Mr. Matthew Crawford has served since February 2014.

In general, Class A Common Stock and Class B Common Stock vote as a class. However, each Class B Common Share is entitled to three votes per share, while each Share is entitled to one vote per Share. Based upon the issued and outstanding Shares and Class B Common Shares as of June 30, 2014 (1,163,349 and 474,866, respectively), the Reporting Persons attributed beneficial ownership in the Class B Common Shares represents 36.8% of any vote on which Shares and Class B Common Shares vote as a class.

On December 31, 2014, the Issuer and Roundball entered into Amendment No. 1 to Registration Rights Agreement, which modifies the previously reported Registration Rights Agreement, dated December 30, 2011, between the Issuer, Roundball, and certain investors. Amendment No.1 to the Registration Rights Agreement provides Roundball with certain demand and piggyback registration rights with respect to Class B Common Shares issuable pursuant to the terms of the Convertible Loan Agreement, the Shares, and the 20,000 Class B Common Shares. The complete text of Amendment No. 1 to the Registration Rights Agreement is attached as Exhibit 4 and incorporated by reference from the Issuer’s Form 8-K filed on January 9, 2015.

Other Matters. Other than as described above or previously reported on the initial Schedule 13D filing by Roundball, as amended, to each Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP No. 428830103	Page 10 of 12

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented:

1.	Convertible Loan Agreement, dated December 20, 2011#

2.	Amendment No. 1 to Convertible Loan Agreement*

3.	Amendment No. 3 to the Convertible Loan Agreement by and between Roundball, LLC, and Hickok, Inc., dated December 31, 2014^

4.	Amendment No. 1 to Registration Rights Agreement^

5.	Warrant Agreement*

6.	Joint Filing Agreement&

7.	Power of Attorney for Matthew V. Crawford and Matthew V. Crawford, Trustee+

8.	Power of Attorney for Steven Rosen++

# Incorporated by reference from Schedule 13D Amendment No. 1 (Exhibit A) filed by Roundball on January 9, 2012, with the Securities and Exchange Commission.

* Incorporated by reference from Schedule 13D Amendment No. 1 (Exhibit A, Amendment No. 1 to Convertible Loan Agreement and Exhibit B, Warrant Agreement) filed by Roundball on January 9, 2013, with the Securities and Exchange Commission.

^ Incorporated by reference from Form 8-K filed by the Issuer (Exhibit 10.1, Amendment No. 3, and Exhibit 10.2, Amendment No. 1 to Registration Rights Agreement) on January 6, 2015, with the Securities and Exchange Commission.

& Incorporated by reference from Schedule 13D Amendment No. 2 (Exhibit 5) filed by the Reporting Persons on November 25, 2014, with the Securities and Exchange Commission.

+ Incorporated by reference from Form 3/A (Exhibit 99.1) filed on November 14, 2014 by Matthew V. Crawford with the Securities and Exchange Commission.

++ Incorporated by reference from Form 4/A (Exhibit 24.1) filed on January 12, 2015 by Steven Rosen with the Securities and Exchange Commission.

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CUSIP No. 428830103	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2015

ROUNDBALL, LLC

By:	/s/ Frederick Widen,
Name:	Frederick Widen
Its:	Manager

THE THREE BEARS TRUST

By:	/s/ Molly Z. Brown, poa for Matthew V. Crawford, Trustee
Name:	Matthew V. Crawford
Its:	Trustee

/s/ Molly Z. Brown, poa for Matthew V. Crawford
Matthew V. Crawford

/s/ Molly Z. Brown, poa for Steven Rosen
Steven Rosen

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CUSIP No. 428830103	Page 12 of 12

SCHEDULE A

Name	Principal Occupation	Principal Business Address	Citizenship
Frederick Widen (Manager of Roundball, LLC)	Partner, law firm of Ulmer & Berne LLP	1660 West 2nd Street, Suite 1100, Cleveland, Ohio 44113-1448	United States of America

Matthew V. Crawford (1)	President & COO, Park-Ohio Holdings Corp., and President, The Crawford Group	6065 Parkland, Cleveland, Ohio 44124	United States of America

Steven Rosen (2)	Co-Chief Executive Officer RCP	25101 Chagrin Boulevard, Suite 250, Beachwood, Ohio 44122	United States of America

(1)	Mr. Crawford serves as Trustee of the Three Bears Trust, the owner of 50% of Roundball.
(2)	Mr. Rosen is the designee for LJNP Trust and Seven Investors, LLC, which each own 25% of Roundball.

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